November 17, 2020

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:
PEDEVCO Corp.
Registration Statement on Form S-4 (File No. 333-249440)
Schedule TO-T (File No. 005-86372)
Preliminary Information Statement on Schedule 14C (File No. 001-35922)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), PEDEVCO Corp. (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-249440) filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2020, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates on November 17, 2020. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto. Because the proposed offering of the securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company also hereby respectfully requests the immediate withdrawal of the Preliminary Information Statement on Schedule 14C (File No. 001-35922), filed with the Commission on October 19, 2020 (the “Information Statement”). In light of the fact that the Company is withdrawing the Registration Statement, it no longer believes it is desirable to make the shareholder consent referred to in the Information Statement effective.

The Company acknowledges that no refund will be made for fees paid to the Commission. However, in accordance with Rule 457(p) under the Securities Act, the Company hereby requests that the total fees paid to the Commission in the amount of $2,567 paid in connection with the filing of the Registration Statement be offset against the filing fees due for subsequent Commission filings.

Should you have any questions on this matter, please contact Clint Smith of Jones Walker, LLP at (504) 582-8429.

Sincerely,

PEDEVCO Corp.

By:	/s/ Dr. Simon G. Kukes
Name:	Dr. Simon G. Kukes
Title:	Chief Executive Officer